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                                                           Exhibit 9(a)(11)
                                                           ----------------
N / E / W / S     R / E / L / E / A / S / E

December 27, 1999

FOR IMMEDIATE RELEASE
For more information, contact:
James L. Thrash, Senior Vice President/Chief Financial Officer, 765-747-1390
or
Douglas B. Harris, Vice President, Investor Services, 765-741-7278 http://firstmerchants.com
-------------------------

SOURCE: First Merchants Corporation

First Merchants Corporation Announces Final Results of
Self Tender Offer

MUNCIE, INDIANA, December 27, 1999 -- First Merchants Corporation (NASDAQ:
FRME) today announced the final results of its self tender offer to purchase its common shares. The tender offer expired at 5:00 p.m., Eastern time, on December 17, 1999.

First Merchants announced that the final results indicate that 1,130,669 shares of Common Stock have been tendered and accepted for purchase at a price of $28.00 per share. All shares have been duly tendered pursuant to the tender offer and were accepted and will be repurchased. Payment for the shares properly tendered will be made as promptly as practicable, in accordance with the terms of the tender offer.

The Corporation had announced in November its Board's authorization to buy back up to 1,200,000 of its common shares. Pursuant to the tender offer commenced on November 19, the Corporation offered to repurchase up to 1,200,000 shares of its common stock at a price of $28.00 per share. The offer expired at 5:00 p.m. Eastern time, on December 17, 1999. On November 15, 1999, prior to reflecting the impact of the tender offer, First Merchants had 12,051,974 shares of Common Stock outstanding. Immediately following the purchase of shares tendered in the tender offer, First Merchants had 10,930,616 shares of Common Stock outstanding.

Michael L. Cox, President and CEO commented that, "In its strategic planning role, management and the Board of Directors concluded that stock repurchase in the form of a fixed price tender was an excellent use of "surplus capital". As stated in the offering memorandum, this transaction will have a positive effect on both earnings per share and return on equity." Cox added that, "it is likely that a strategy of open market purchases will be employed in the future."

First Merchants Corporation is an east central Indiana bank holding company. Its subsidiaries include First Merchants Bank in Delaware County, the Madison Community Bank in Madison County, First United Bank in Henry County, Union County National Bank, the Randolph County Bank, the First National Bank of Portland in Jay County, and First Merchants Insurance Services.

First Merchants Corporation Common Stock is traded over-the-counter on the NASDAQ National Market System under the symbol FRME and is rated A+ by Standard and Poors Corporation. Quotations are carried in daily newspapers and can be found on the company's Internet web page (http://firstmerchants.com). Eight brokerage firms make a market in First Merchants Corporation stock: Robert W. Baird & Co., Inc.; Herzog, Heine, Geduld, Inc.; Howe, Barnes & Johnson, Inc.; Keefe, Bruyette & Woods, Inc.; Knight Securities, L.P.; McDonald Investments Inc.; NatCity Investments, Inc.; and Spear, Leads, and Kellog.

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